SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

Jeremy Leonard Brest
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore, Singapore 049315
Telephone +65 6808 6288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Jeremy Leonard Brest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,548,557

	8	SHARED VOTING POWER
2,463,800[1]

	9	SOLE DISPOSITIVE POWER
10,548,557

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,012,357

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 The percentage used herein is calculated based on 176,221,170 shares of the Common Stock of the Issuer, consisting of i) 174,066,386 shares of the Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 2,154,784 shares of the Common Stock of the Issuer issuable to the Reporting Person, to the extent the Reporting Person elects to exercise (a) 354,464 warrants to purchase shares of the Common Stock of the Issuer held at a $11.50/share exercise price and (b) 1,800,320 warrants to purchase shares of the Common Stock of the Issuer held at a $11.50/share exercise price subject to the terms and conditions of the Participation Agreement described in Item 6 of this Schedule 13D.

EXPLANATORY NOTE

This Amendment No. 2 is being filed solely to reflect a correction to an error contained in Exhibit 7.1 of Amendment No. 1 to Schedule 13D filed on September 25, 2023. No other changes are being reported by this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Initial Schedule 13D is hereby amended by adding the following paragraphs after the last paragraph thereof:

Pursuant to the arrangements described in Item 6 of this Schedule 13D, the Reporting Person received certain participation rights over the Participation Assets (as defined herein). As a result, the Reporting Person may be deemed to beneficially own 2,463,800 shares of the Common Stock of the Issuer pursuant to such arrangements and an aggregate of 13,012,357 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer pursuant to the arrangements describer in Item 6 of this Schedule 13D consisted solely of personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 13,012,357 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 7.4% of the Issuer’s issued and outstanding Common Stock, consisting of i) 174,066,386 ordinary shares of the Common Stock outstanding reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, plus ii) 2,154,784 shares of the Common Stock of the Issuer issuable to the Reporting Person, to the extent the Reporting Person elects to exercise (a) 354,464 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price and (b) 1,800,320 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price subject to the terms and conditions of the Participation Agreement.

(b) The Reporting Person has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 10,548,557 shares of the Issuer’s Common Stock held by the Reporting Person, subject to the information incorporated by reference into this Item 5. As a result of the arrangements under the Participation Agreement described in Item 6, the Reporting Person has shared power to vote or direct the vote of 2,463,800 shares of the Issuer’s Common Stock, of which 663,480 shares of Common Stock are directly held by the Grantor (as defined herein) and beneficially owned by the Reporting Person and 1,800,320 shares of Common Stock are issuable upon exercise of warrants directly held by the Grantor and beneficially owned by the Reporting Person. Thus, as of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 13,012,357 shares of the Issuer’s Common Stock, subject to the information incorporated by reference into this Item 5.

The Grantor is a private company limited by shares incorporated in Singapore. Its principal business is the ownership of equity interests in various entities and its business address is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315. During the last five years, the Grantor has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On September 15, 2023, the Reporting Person acquired three guaranteed exchangeable notes (the “Exchangeable Notes”) issued by Longview Grindr Holdings Limited which are exchangeable into 392,552, 456,254 and 251,829 shares of the Issuer's Common Stock, respectively.  On the same date, the Reporting Person transferred 50% in aggregate principle amount of each of the Exchangeable Notes to another person, after which the Reporting Person owned Exchangeable Notes which are exchangeable into 196,276, 228,127 and 125,915 shares of the Issuer's Common Stock, respectively.  The Reporting Person cannot currently exchange any of the Exchangeable Notes into shares of the Issuer's Common Stock as their exchangeability is subject to certain material contingencies outside the control of the Reporting Person, and as a result the Reporting Person does not consider the shares of the Issuer's Common Stock underlying the Exchangeable Notes as being beneficially owned by it. Other than the acquisition of the shares as reported herein, and as described under Item 4 and the information incorporated by reference into this Item 5, and as set forth herein, the Reporting Person has not affected any other transactions in the shares of Common Stock of the Issuer during the past 60 days.

(d) Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 13,012,357 shares of Common Stock of the Issuer reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

The Reporting Person has entered into a Participation Agreement (the “Participation Agreement”) with Tiga Investments Pte Ltd, a private company limited by shares incorporated in Singapore (the “Grantor”). Pursuant to the Participation Agreement, the Grantor granted certain participation rights over 663,480 shares of Common Stock of the Issuer and 1,800,320 warrants exercisable into shares of Common Stock of the Issuer (collectively, the “Participation Assets”) to the Reporting Person. By virtue of the granted participation, among other things, the Grantor retained the legal title to the Participation Assets, but agreed to consult with and act in accordance with the Reporting Person’s instructions in taking or refraining from taking any material action (excluding administrative matters) to and in relation to the voting and other ancillary rights of and attributable to the Participation Assets in respect of the Issuer. In addition, the Grantor shall, upon request, take all commercially reasonable steps necessary to arrange for the participation to be converted into a direct interest in the Participation Assets, subject to the certain availability condition as disclosed in the Participation Agreement and applicable law and regulation. This description of the Participation Agreement is qualified in its entirety by the terms of the Participation Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 7.1 Participation Agreement, dated as of September 15, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2023

JEREMY LEONARD BREST

	By:	/s/ Jeremy Leonard Brest

	Name:	Jeremy Leonard Brest